UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

VectivBio Holding AG

(Name of Subject Company)

VectivBio Holding AG

(Name of Person Filing Statement)

Ordinary Shares, nominal value of CHF 0.05 per share

(Title of Class of Securities)

H9060V101

(CUSIP Number of Class of Securities)

Luca Santarelli, M.D.

Chief Executive Officer

Aeschenvorstadt 36

4051 Basel

Switzerland

Tel: +41 615513030

Email: luca.santarelli@vectivbio.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Michal Berkner Brandon Fenn Ryan Samson Rita Sobral Cooley (UK) LLP 22 Bishopsgate London, EC2N 4BQ United Kingdom +44 (0) 20 7556 4321	Andreas Müller Margrit Marti Homburger AG Prime Tower Hardstrasse 201 CH-8005 Zurich Switzerland +41 43 222 10 00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), to acquire all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio for $17.00 per Share, net to the shareholders of VectivBio in cash (but subject to deduction for any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were filed as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule 14D-9. The Offer is being made pursuant to the Transaction Agreement, dated as of May 21, 2023, by and between Ironwood and VectivBio (the “Transaction Agreement”), a copy of which was filed as Exhibit (e)(1) to the Schedule 14D-9 filed by the Company with the SEC on May 31, 2023. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By amending and restating the second paragraph under the section titled “Shareholder Approval Not Required; Extraordinary General Meeting” on page 30 by deleting the entire paragraph and replacing it with the following paragraphs to read as follows:

“In accordance with the terms of the Transaction Agreement, at 11:00 a.m. CEST / 5:00 a.m. EDT on June 26, 2023, an extraordinary general meeting of shareholders of the Company (the “EGM”) was held at Memox (meeting room “small space”), Elisabethenstrasse 15, 4051 Basel, Switzerland, to vote on the EGM Matters. The shareholders of the Company approved all proposals of the Board regarding the EGM Matters brought before them at the EGM, with votes in favor of each such resolution exceeding 99% of the votes represented at the EGM, including the Approval Condition. In light of the foregoing, the Approval Condition is now satisfied. The results of the EGM are described in further detail in the Company’s 6-K, filed on June 26, 2023, which is incorporated herein by reference.

On June 26, 2023, the Company issued a press release announcing the results of the EGM. The full text of the press release is attached as Exhibit (a)(20) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

“Item 9. Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(19)	VectivBio Holding AG’s Form 6-K, filed on June 26, 2023.

(a)(20)	Press Release issued by VectivBio Holding AG, dated June 26, 2023 (incorporated by reference to Exhibit 99.1 to VectivBio Holding AG’s Form 6-K, filed June 26, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTIVBIO HOLDING AG

By:	/s/ Luca Santarelli
Name:	Luca Santarelli
Title:	Chief Executive Officer

Dated: June 26, 2023